SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.    Description

No. 1          Holding(s) in Company released on 19 March 2004

Exhibit No. 1

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     15 MARCH 2004

11)  Date company informed

     18 MARCH 2004

12)  Total holding following this notification

     19,579,831

13)  Total percentage holding of issued class following this notification

     3.28%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ...... 19 MARCH 2004


NOTIFICATIONS UNDER SECTIONS 198 TO 202  - U.K. COMPANIES ACT


1. Company in which shares are held: Rank Group Plc

2. Notifiable Interest: Ordinary Shares

   (A) FMR Corp.
       82 Devonshire Street
       Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B) Fidelity International Limited (FIL)
       P.O. Box HM 670
       Hamilton HMCX, Bermuda


   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C. Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (l)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward
   C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


                                   By

                                   Eric D. Roiter
                                   Senior V.P. & General Counsel - FMR Co.
                                   Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR. Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.



Schedule A

Security: Rank Group Plc


                                 MANAGEMENT
                   SHARES HELD    COMPANY        NOMINEE/REGISTERED NAME

(Ordinary Shares)
                       14,700       FMRCO    State Street Nominees Limited
                      111,792       FISL     Chase Nominees Ltd
                    8,364,330       FISL     Chase Manhattan Bank London
                      342,200       FISL     Chase Nominees Ltd
                      246,700       FPM      Citibank
                      130,300       FPM      HSBC
                      270,300       FPM      Chase Nominees Ltd
                      372,200       FPM      HSBC Client Holdings Nominee (UK)
                                             Limited
                      717,900       FPM      Bankers Trust
                      184,900       FPM      Bank of New York London
                    1,677,518       FIL      Chase Manhattan Bank London
                       69,100       FIL      Deutche Bank
                      894,300       FIL      Northern Trust
                    2,073,036       FIL      JP Morgan
                    1,094,044       FIL      State Street Bank & Trust
                       47,700       FIL      Mellon Nominees Ltd
                      348,700       FIL      State Street Nominees Ltd
                      422,600       FIL      Bank of New York Brussels
                      801,100       FIL      Bank of New York London
                      817,911       FIL      Nortrust Nominees Ltd
                      512,700       FIL      Morgan Stanley
                       65,800       FIL      HSBC Client Holdings Nominee (UK)
                                             Limited

Total Ordinary
Shares             19,579,831

Current ownership       3.28%
percentage:

Shares in issue:  597,258,676

Change in holdings
since last filing: +1,848,772 ORDINARY SHARES

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  29 March 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary